UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40635

Reunion Neuroscience Inc.

(Exact name of registrant as specified in its charter)

30 Duncan Street, Suite 400

Toronto Ontario, Canada M5V 2C3

(416) 617-6277

(Address, including, zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, Reunion Neuroscience Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Reunion Neuroscience Inc.

Date:	August 18, 2023	By:	/s/ Gregory Mayes
Gregory Mayes
President and Chief Executive Officer